UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. ___)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       UNITED STATES ANTIMONY CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    911549103
                                    ---------
                                 (CUSIP Number)

                                Robert Detwiler
                       225 Franklin Street, 20th Floor
                              Boston, MA 02110
                                 (617) 747-0167
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                May 26, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 911549103                                           Page 2 of 6 Pages

- ---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Detwiler
- ---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
- ---------------------------------------------------------------------------
3   SEC USE ONLY


- ---------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF
- ---------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

- ---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    US
- ---------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,827,739 SHARES
BENEFICIALLY   --------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,927,739 SHARES (1)
  PERSON       --------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,290,238 SHARES(1)(2)
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,540,238 SHARES (1)(2)(3)
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,540,238 SHARES (1)(2)(3)
- ---------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


- ----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.89% (4)
- ----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
- ----------------------------------------------------------------------------

(1)  Includes 100,000 shares owned by Reporting Person's Spouse.

(2)  Includes warrants to purchase 462,500 shares of common stock.

(3) Includes warrants to purchase 612,500 shares of common stock, 150,000 shares owned by Reporting Person's Spouse.

(4) Percentage includeS total shares of common stock beneficially owned divided by total outstanding shares plus dilution by 612,500 shares, that would be issued if warrants are exercised. Reporting Person's spouse owns 150,000 of the warrants.

         This Statement of Schedule 13D (the "SCHEDULE 13D") is filed on May 26, 2006, relates to the beneficial ownership of common stock, par value $0.01 per share (the "COMMON STOCK"), of United States Antimony Corporation, a Montana corporation (the "ISSUER").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of United States Anitmony Corporation, ("UAMY", a Montana corporation with its principal executive offices located at P.O. Box 643, Thompson Falls, MT 59873


Item 2.   Identity and Background.

      (a) This Statement is being filed by Robert Detwiler.

                              Page 3 of 6 Pages

      (b) The address of the principal business of the individual is:

          Robert Detwiler
          Detwiler, Mitchell, Fenton & Graves, Inc.
          225 Franklin Street, 20th Floor, Boston, MA 02110

      (c) The principal business activity of Robert Detwiler is the Chairman and Director of the of a NASD Broker Dealer principally engaged in the securities business.

      (d) During the last five years, Robert Detwiler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or caused Detwiler to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) During the last five years, Detwiler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding caused Detwiler to be subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


           Detwiler acquired the Common Stock in combinations of private and open market purchases including warrant exercises.



Item 4.   Purpose of the Transaction.

          Detwiler purchased the stock for investment.

Item 5.   Interest in Securities of the Issuer.

           The information set forth in Item 3 is incorporated herein by reference.

    	    The following transactions were made in the securities of the issuer:


        Trade Date     		 Type of Security      Name of Benefical Owner         Price       Number of Shares




	 Before 8/18/2004          Common Stock         Robert Detwiler               Various         1,075,972
         Before 8/18/2004          Warrants             Robert Detwiler               Various            25,500
	 Before 8/18/2004          Common Stock         Betsey Detwiler               Various            65,000
         Before 8/18/2004          Warrants             Betsey Detwiler               Various           150,000
         8/18/2004                 Warrant Grant        Robert Detwiler		       $0.25            312,500
         8/03/2004                 Common Stock         Robert Detwiler                $0.38             15,000
         1/01/2005                 Warrant Grant        Robert Detwiler                $0.30            150,000
         3/7/2005                  Common Stock         Robert Detwiler                $0.67            200,000
         5/24/2005                 Common Stock         Robert Detwiler                $0.30            225,000
         5/24/2005                 Warrant Exercise     Robert Detwiler                $0.30           (225,000)
         8/02/2005                 Warrant Exercise     Robert Detwiler                $0.30           (187,500)
         8/02/2005                 Common Stock         Robert Detwiler                $0.30            187,500
         1/11/2006                 Warrant Grant	Robert Detwiler                $0.60             50,000
         1/11/2006                Common Stock          Betsey Detwiler                $0.55            (15,000)
         1/12/2006                Warrant Exercise      Robert Detwiler                $0.30            (83,334)
         1/12/2006                Common Stock          Robert Detwiler                $0.30             83,334
         1/19/2006                Warrant Grant         Betsey Detwiler                $0.60             50,000
         2/09/2006                Warrant Exercise      Betsey Detwiler                $0.30            (50,000)
         2/09/2006                Common Stock          Betsey Detwiler                $0.30             50,000
         3/27/2006                Common Stock          Robert Detwiler                $0.61             21,766
         3/28/2006                common Stock          Robert Detwiler                $0.61              2,500
         3/30/2006                Warrant Exercise      Robert Detwiler                $0.30            (16,666)
         3/30/2006                Common Stock          Robert Detwiler                $0.30             16,666
                                                                                                      ==========
       Total Shares Beneficially Owned for Voting Group                                               2,540,238

         The shares listed as directly held by Mr. Detwiler and spouse and the total shares include warrants to purchase 612,500 shares of Common Stock which are immediately exercisable. The percentage of ownership takes into effect the dilution from the exercise of the 612,500 shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Detwiler will, from time to time, provide strategic consulting services to UAMY.


Item 7.  Material to be Filed as Exhibits.

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: May 26, 2006

                                                    /S/ ROBERT DETWILER
                                             ---------------------------------
                                                    Robert Detwiler



                                          Page 5 of 6